P.E 8-30-02

333-14002-01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

HOLMES FINANCING (No 5) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2002 to 09 September 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	287,441	17,897,520
Replenishment	12,511	835,327
Repurchased	(5,343)	(374,066)
Redemptions	(6,559)	(465,831)
Losses	(14)	(35)
Other Movements	0	(102,825)
Carried Forward	288,036	17,769,990

	Cumulative	
	Number	£000's
Brought Forward	115,181	6,299,214
Replenishment	336,586	22,834,715
Repurchased	(71,397)	(4,849,858)
Redemptions	(92,336)	(6,513,738)
Losses	(117)	(345)
Other Movements	0	0
Carried Forward	288,036	17,769,990

Annualised 1 Month CPR	74.44%	~(including
Annualised 3 Month CPR	70.42%	redemptions and
Annualised 12 Month CPR	46.74%	repurchases)

~ The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	40.48	
Weighted Average Loan size	£61,603.64	
Weighted Average LTV	78.00%	*** (see below)
Weighted Average Remaining Term	19.01	

Product Type Analysis	£000's	%
Variable Rate	11,812,000	66.47%
Fixed Rate	5,418,313	30.49%
Tracker Rate	539,677	3.04%
Flexible Mortgages	0	0.00%
	17,769,990	100.00%

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 August 2002 to 09 September 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Standard Variable Rate

Effective Date	Rate
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	11,172	615,115	3.46%
East Midlands	15,529	800,316	4.50%
Greater London	53,381	4,152,889	23.37%
North West	13,704	622,039	3.50%
North	35,703	1,733,667	9.76%
South East	78,288	5,675,642	31.94%
South West	22,666	1,338,913	7.53%
Wales	15,334	708,946	3.98%
West Midlands	18,855	1,048,799	5.90%
Yorkshire and Humberside	20,413	936,644	5.27%
Unknown	2,031	138,932	0.78%
Total	288,036	17,769,990	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	4,157	163,914	0.92%
25.01 - 50.00	27,622	1,383,636	7.79%
50.01 - 75.00	68,769	4,480,711	25.27%
75.01 - 80.00	14,805	1,006,453	5.68%
80.01 - 85.00	18,805	1,313,022	7.39%
85.01 - 90.00	41,035	2,947,989	16.59%
90.01 - 95.00	112,845	6,462,265	36.37%
Total	288,036	17,769,990	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	279,787	17,319,966	(2,596)	97.49%
1.00 - 1.99 months	5,551	298,234	2,517	1.68%
2.00 - 2.99 months	1,233	68,948	1,001	0.39%
3.00 - 3.99 months	584	32,641	691	0.18%
4.00 - 4.99 months	312	16,897	469	0.10%
5.00 - 5.99 months	218	11,817	413	0.07%
6.00 - 11.99 months	303	15,481	736	0.09%
12 months and over	26	1,127	105	0.01%
Properties in Possession	44	1,291	135	0.01%
Total	288,036	17,768,499	3,491	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 6 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 08 August 2002 to 09 September 2002

All values are in thousands of pounds sterling unless otherwise stated

Shares of Trust last Distribution Date (09 September 2002)

	£000's	%
Funding Share	10,505,840	59.12125%
Seller Share	7,284,150	40.87875%
	17,789,990	100.00000%

Minimum Seller Share	710,860	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	412,655
Additional Amounts Accumulated	21
Payment of Notes	0
Carried Forward	412,676

Excess Spread

Quarter to 18/7/2002	0.5881%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%
Quarter to 16/10/2001	0.4621%

Reserve Funds	First Reserve	Second Reserve
Balance as at 15/7/2002	£185,000,000.00	£30,058,959.56
Required Amount as at 15/7/2002	£185,000,000.00	£73,826,687.00
Percentage of Notes	1.75%	0.26%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	39	1,455
Repossessed in Period	21	709
Sold in Period	(16)	(738)
Carried Forward	44	1,426

	Cumulative	
	Number	£000's
Repossessed to date	184	8,192
Sold to date	(140)	(6,766)
Carried Forward	44	1,426

Repossession Sales Information

Average time Possession to Sale	86	Days
Average arrears at time of Sale	£3,021.00	

MIG Claim Status

	Number	£000's
MIG Claims made	87	656
MIG Claims outstanding	9	64

Average time claim to payment	28

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £18 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 23rd September, 2002

By ______________________

P J Lott (Authorised Signatory)